SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                           Schedule 13G


            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)*


             CHILDREN'S COMPREHENSIVE SERVICES, INC.
             _______________________________________
                         (Name of Issuer)


                           Common Stock
             _______________________________________
                  (Title of Class of Securities)


                            16875K202
             _______________________________________
                          (CUSIP Number)


Check the following box if a fee is being paid with this
statement.   (A fee is not required only if the filing person: (1)
has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))

                        Page 1 of 8 Pages
CUSIP NO. 16875K202             13G       Page 2 of 8 Pages

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   T. ROWE PRICE ASSOCIATES, INC.
   52-0556948

2  Check the Appropriate Box if a Member of a Group*
                                                       (a) ____
   NOT APPLICABLE                                     (b) ____

3  SEC Use Only
   ______________________________

4  Citizenship or Place of Organization

   MARYLAND

Number of      5  Sole Voting Power
               **
Shares            32,000

Beneficially   6  Shared Voting Power
               **
Owned By Each     -0-

Reporting      7  Sole Dispositive Power
               **
Person            732,000

With           8  Shared Dispositive Power

                  -0-

9  Aggregate Amount Beneficially Owned by Each Reporting Person

   732,000

10 Check Box if the Aggregate Amount in Row (9) Excludes Certain
   Shares*

   NOT APPLICABLE

11 Percent of Class Represented by Amount in Row 9

   10.0%

12 Type of Reporting Person*

   IA
               *SEE INSTRUCTION BEFORE FILLING OUT!
         **Any shares reported in Items 5 and 6 are also
                       reported in Item 7.
CUSIP NO. 16875K202             13G       Page 3 of 8 Pages

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   T. ROWE PRICE STRATEGIC PARTNERS FUND II, L.P.
   52-1785299

2  Check the Appropriate Box if a Member of a Group*

                                                       (a) ____
   NOT APPLICABLE                                     (b) ____

3  SEC Use Only

   ______________________________

4  Citizenship or Place of Organization

   DELAWARE

Number of      5  Sole Voting Power
               **
Shares            500,000

Beneficially   6  Shared Voting Power
               **
Owned By Each     NONE

Reporting      7  Sole Dispositive Power
               **
Person            500,000

With           8  Shared Dispositive Power

                  NONE

9  Aggregate Amount Beneficially Owned by Each Reporting Person

   500,000

10 Check Box if the Aggregate Amount in Row (9) Excludes Certain
   Shares*

   NOT APPLICABLE

11 Percent of Class Represented by Amount in Row 9

   6.8%

12 Type of Reporting Person*

   PN

               *SEE INSTRUCTION BEFORE FILLING OUT!
**The aggregate amount reported on this page is also included in the aggregate amount reported by T. Rowe Price Associates, Inc. on page 2 of this Schedule 13G.
CUSIP NO. 16875K202                13G               Page 4 of 8
Pages

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   T. ROWE PRICE STRATEGIC PARTNERS II, L.P.
   52-1785298

2  Check the Appropriate Box if a Member of a Group*
                                                       (a) ____
   NOT APPLICABLE                                     (b) ____

3  SEC Use Only

   ______________________________

4  Citizenship or Place of Organization

   DELAWARE

Number of      5  Sole Voting Power
               **
Shares            500,000

Beneficially   6  Shared Voting Power
               **
Owned By Each     NONE

Reporting      7  Sole Dispositive Power
               **
Person            500,000

With           8  Shared Dispositive Power

                  NONE

9  Aggregate Amount Beneficially Owned by Each Reporting Person

   500,000

10 Check Box if the Aggregate Amount in Row (9) Excludes Certain
   Shares*

   NOT APPLICABLE

11 Percent of Class Represented by Amount in Row 9

   6.8%

12 Type of Reporting Person*

   PN

               *SEE INSTRUCTION BEFORE FILLING OUT!
**The aggregate amount reported on this page is also included in the aggregate amount reported by T. Rowe Price Associates, Inc. on page 2 of this Schedule 13G.
CUSIP NO. 16875K202               13G                 Page 5 of 8
Pages

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   T. ROWE PRICE STRATEGIC PARTNERS ASSOCIATES, INC.
   52-1671966

2  Check the Appropriate Box if a Member of a Group*
                                                       (a) ____
   NOT APPLICABLE                                     (b) ____

3  SEC Use Only

   ______________________________

4  Citizenship or Place of Organization

   MARYLAND

Number of      5  Sole Voting Power
               **
Shares            500,000

Beneficially   6  Shared Voting Power
               **
Owned By Each     NONE

Reporting      7  Sole Dispositive Power
               **
Person            500,000

With           8  Shared Dispositive Power

                  NONE

9  Aggregate Amount Beneficially Owned by Each Reporting Person

   500,000

10 Check Box if the Aggregate Amount in Row (9) Excludes Certain
   Shares*

   NOT APPLICABLE

11 Percent of Class Represented by Amount in Row 9

   6.8%

12 Type of Reporting Person*

   CO

               *SEE INSTRUCTION BEFORE FILLING OUT!
**The aggregate amount reported on this page is also included in the aggregate amount reported by T. Rowe Price Associates, Inc. on page 2 of this Schedule 13G.
SCHEDULE 13G
PAGE 6 OF 8

Item 1(a) Name of Issuer:
          Reference is made to page 1 of this Schedule 13G

Item 1(b) Address of Issuer's Principal Executive Offices:

          3401 West End Avenue, Suite 400, Murfreesboro, TN 37203

Item 2(a) Name of Person(s) Filing:

          (1)  T. Rowe Price Associates, Inc. ("Price Associates")
          (2)  T. Rowe Price Strategic Partners Fund II, L.P.
          (3)  T. Rowe Price Strategic Partners II, L.P.
(4)  T. Rowe Price Strategic Partners Associates, Inc.

  X Attached as Exhibit A is a copy of an agreement between the Persons Filing (as specified hereinabove) that this
          Schedule 13G is being filed on behalf of each of them.

Item 2(b) Address of Principal Business Office:

          100 E. Pratt Street, Baltimore, Maryland 21202

Item 2(c) Citizenship or Place of Organization:

          (1) Maryland       (2)  Delaware
          (3)  Delaware       (4)  Maryland

Item 2(d) Title of Class of Securities:

          Reference is made to page 1 of this Schedule 13G

Item 2(e) CUSIP Number:  16875K202

Item 3    The person filing this Schedule 13G is an:

  X        Investment Adviser registered under Section 203 of the
           Investment Advisers Act of 1940

  X       Limited Partnership.  Statement filed pursuant to Rule
          13d-1 (c).

  X       Limited Partnership.  Statement filed pursuant to Rule
          13d-1 (c).

  X       Maryland Corporation

Item 4    Reference is made to Items 5-11 on page 2 of this
          Schedule 13G.
SCHEDULE 13G
PAGE 7 OF 8

Item 5 Ownership of Five Percent or Less of a Class.

  X    Not Applicable.

_____  Of the date of this report, the reporting person(s) has
(have) ceased to be the beneficial owner of more than five percent of the class of securities.


Item 6 Ownership of More than Five Percent on Behalf of Another
       Person

       (1) Price Associates does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

           The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Associates serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time.

           Except as may be indicated if this is a joint filing, not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Price Associates.

       (2) Price Associates is the parent company of the general partner of the general partner of each of the Strategic Fund(s) and therefore has the power to direct the receipt of dividends from, and the proceeds from the sale of, securities owned by the Strategic Fund(s). State Street Bank and Trust Company, as custodian for the Strategic Fund(s), has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. From time to time, the Strategic Fund(s) may make distributions of partnership income to limited partners, none of which has an interest relating to more than 5% of the class.


Item 7 Identification and Classification of the Subsidiary Which
       Acquired the Security Being Reported on By the Parent
       Holding Company.

       Not Applicable.


Item 8 Identification and Classification of Members of the Group.

       Not Applicable.

SCHEDULE 13G
PAGE 8 OF 8


Item 9   Notice of Dissolution of Group.

         Not Applicable.


Item 10  Certification.

         By signing below I (we) certify that, to the best of my
         (our) knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. T. Rowe Price Associates, Inc. hereby declares and affirms that the filing of Schedule 13G shall not be construed as an admission that Price Associates is the beneficial owner of the securities referred to, which beneficial ownership is expressly denied.

                            Signature.

         After reasonable inquiry and to the best of my (our) knowledge and belief, I (we) certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2000           Dated: February 14, 2000


T. ROWE PRICE STRATEGIC PARTNERS   T. ROWE PRICE STRATEGIC
        FUND II, L.P.                 PARTNERS II, L.P.


By: /s/ Hugh M. Evans, III         By: /s/ Hugh M. Evans, III
    Hugh M. Evans, III                Hugh M. Evans, III
    Vice President                    Vice President



T. ROWE PRICE STRATEGIC            T. ROWE PRICE ASSOCIATES, INC.
PARTNERS ASSOCIATES, INC.


By: /s/ Hugh M. Evans, III         By: /s/ Henry H. Hopkins
    Hugh M. Evans, III                 Henry H. Hopkins
    Vice President                     Managing Director


Note: This Schedule 13G, including all exhibits, must be filed with the Securities and Exchange Commission, and a copy hereof must be sent to the issuer by registered or certified mail not later than February 14th following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.
12/31/1999
EXHIBIT A


                            AGREEMENT

                   JOINT FILING OF SCHEDULE 13G


     T. Rowe Price Associates, Inc. (an investment adviser registered under the Investment Advisers Act of 1940) and T. Rowe Price Strategic Partners Fund II, L.P., a Delaware limited partnership, T. Rowe Price Strategic Partners II, L.P., a Delaware limited partnership, T. Rowe Price Strategic Partners Associates, Inc., a Maryland corporation, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

     It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

     It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.



Dated: February 14, 2000           Dated: February 14, 2000


T. ROWE PRICE STRATEGIC PARTNERS   T. ROWE PRICE STRATEGIC
        FUND II, L.P.                 PARTNERS II, L.P.


By: /s/ Hugh M. Evans, III         By: /s/ Hugh M. Evans, III
    Hugh M. Evans, III                Hugh M. Evans, III
    Vice President                    Vice President



T. ROWE PRICE STRATEGIC            T. ROWE PRICE ASSOCIATES, INC.
PARTNERS ASSOCIATES, INC.


By: /s/ Hugh M. Evans, III         By: /s/ Henry H. Hopkins
    Hugh M. Evans, III                 Henry H. Hopkins
    Vice President                     Managing Director